# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jackson Acquisition Company II, CIK 0002039058
CUSIP: G4992A201
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2655 Northwinds Parkway, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001711200

## Reporting persons
- HGC Investment Management Inc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (6.29% of the class)

## Item 1. Issuer
Name of issuer: Jackson Acquisition Company II
Address of issuer's principal executive offices: 2655 Northwinds Parkway, , Alpharetta, GEORGIA 30009

## Item 2. Person Filing
Name of person filing:
HGC Investment Management Inc
This statement is filed by HGC Investment Management Inc., a company incorporated under the laws of Canada, which serves as the investment manager to The HGC Fund LP, an Ontario limited partnership (the "Fund"), with respect to the Shares (as defined below) held by the Reporting Person on behalf of the Fund. The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence:
1027 Yonge St
Suite 301
Toronto, ON
M4W 2K9
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is an investment fund manager, portfolio manager and exempt market dealer registered with the Ontario Securities Commission.

## Item 4. Ownership
Amount beneficially owned: 1500000
Percent of class: 6.29
Sole power to vote or to direct the vote: 1500000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1500000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Fund has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to The Reporting Person is an investment fund manager, portfolio manager and exempt market dealer registered with the Ontario Securities Commission. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- HGC Investment Management Inc: Stuart Grant, CCO/COO (02/05/2025)